Exhibit 99.1

News Release

June 20, 2025

TELUS ANNOUNCES CASH TENDER OFFERS FOR TWO SERIES OF DEBT SECURITIES

Vancouver, B.C. – TELUS Corporation (the “Company”) announced today the commencement of separate offers (the “Offers”) to purchase for cash any and all of the two series of outstanding notes of the series listed in the table below (collectively, the “Notes”), up to a maximum of US$750,000,000 aggregate principal amount of Notes. Subject to the Maximum Purchase Condition (as defined below) and the Financing Condition (as defined below), the series of Notes that are purchased in the Offers will be based on the Acceptance Priority Level (as defined below) set forth in the table below. If a given series of Notes is accepted for purchase pursuant to the Offers, all Notes of that series that are validly tendered will be accepted for purchase. No series of Notes will be subject to proration pursuant to the Offers.

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2025 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

Acceptance Priority Level(1)	Title of Notes	Principal Amount Outstanding (in millions)		CUSIP / ISIN Nos.(2)	Reference Security(3)	Bloomberg Reference Page(3)	Fixed Spread (Basis Points)(3)
1	4.600% Notes due November 16, 2048	US$	750	87971M BH5 /US87971MBH51	5.000% U.S. Treasury due May 15, 2045	FIT1	+110
2	4.300% Notes due June 15, 2049	US$	500	87971M BK8 /US87971MBK80	4.625% U.S. Treasury due February 15, 2055	FIT1	+115

(1)	Subject to the satisfaction or waiver by the Company of the conditions of the Offers described in the Offer to Purchase, if the Maximum Purchase Condition is not satisfied with respect to all series of Notes, the Company will accept Notes for purchase in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 2 being the lowest Acceptance Priority Level). It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if a series with a higher or lower Acceptance Priority Level is accepted for purchase.
(2)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(3)	The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase will be based on the applicable fixed spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable U.S. Treasury reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 2:00 p.m. (Eastern time) on June 27, 2025, unless extended with respect to the applicable Offer (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Price Determination Date”). The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration.

The Offers will expire at 5:00 p.m. (Eastern time) on June 27, 2025, unless extended or earlier terminated (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on June 27, 2025, unless extended with respect to any Offer.

For Holders who deliver a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will be the second business day after the Expiration Date and is expected to be 5:00 p.m. (Eastern time) on July 1, 2025, unless extended with respect to any Offer (the “Guaranteed Delivery Date”).

Provided that the Financing Condition has been satisfied or waived by the Settlement Date (as defined below) and all other conditions to the Offers have been satisfied or waived by the Company by the Expiration Date, settlement for all Notes validly tendered and not validly withdrawn prior to the Expiration Date or pursuant to a Notice of Guaranteed Delivery will be four business days after the Expiration Date and two business days after the Guaranteed Delivery Date, respectively, which is expected to be July 3, 2025, unless extended with respect to any Offer (the “Settlement Date”).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offers will receive the applicable Total Consideration for each US$1,000 principal amount of such Notes in cash on the Settlement Date. Promptly after 2:00 p.m. (Eastern time) on June 27, 2025, the Price Determination Date, unless extended with respect to any Offer, the Company will issue a press release specifying, among other things, the Total Consideration for each series of Notes validly tendered and accepted.

In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by The Depository Trust Company (“DTC”) or its participants.

The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including that the aggregate principal amount purchased in the Offers (the “Aggregate Purchase Amount”) not exceed US$750,000,000 (the “Maximum Purchase Amount”), on the Maximum Purchase Amount being sufficient to include the aggregate principal amount of all validly tendered and not validly withdrawn Notes of such series (after accounting for all validly tendered Notes that have a higher Acceptance Priority Level) (the “Maximum Purchase Condition”) and on the Company having raised by the Settlement Date net proceeds through one or more issuances of debt in the public or private capital markets, on terms reasonably satisfactory to the Company, sufficient to purchase all Notes validly tendered (and not validly withdrawn) up to the Maximum Purchase Amount and accepted for purchase by the Company in the Offers and to pay Accrued Interest and all fees and expenses in connection with the Offers (the “Financing Condition”). The Company reserves the right, but is under no obligation, to increase or waive the Maximum Purchase Amount, in its sole discretion subject to applicable law, with or without extending the Withdrawal Date. No assurance can be given that the Company will increase or waive the Maximum Purchase Amount. If Holders tender more Notes in the Offers than they expect to be accepted for purchase based on the Maximum Purchase Amount and the Company subsequently accepts more than such Holders expected of such Notes tendered as a result of an increase of the Maximum Purchase Amount, such Holders may not be able to withdraw any of their previously tendered Notes. Accordingly, Holders should not tender any Notes that they do not wish to be accepted for purchase.

If the Maximum Purchase Condition is not satisfied with respect to each series of Notes, for (i) a series of Notes (the “First Non-Covered Notes”) for which the Maximum Purchase Amount is less than the sum of (x) the Aggregate Purchase Amount for all validly tendered First Non-Covered Notes and (y) the Aggregate Purchase Amount for all validly tendered Notes of all series having a higher Acceptance Priority Level than the First Non-Covered Notes, and (ii) all series of Notes with an Acceptance Priority Level lower than the First Non-Covered Notes (together with the First Non-Covered Notes, the “Non-Covered Notes”), the Company may, at any time on or prior to the Expiration Date:

1.	terminate an Offer with respect to one or more series of Non-Covered Notes for which the Maximum Purchase Condition has not been satisfied, and promptly return all validly tendered Notes of such series, and any other series of Non-Covered Notes, to the respective tendering Holders; or

2.	waive the Maximum Purchase Condition with respect to one or more series of Non-Covered Notes and accept all Notes of such series, and of any series of Notes having a higher Acceptance Priority Level, validly tendered; or

3.	if there is any series of Non-Covered Notes with a lower Acceptance Priority Level than the First Non-Covered Notes for which:

1.	the Aggregate Purchase Amount necessary to purchase all validly tendered Notes of such series, plus

2.	the Aggregate Purchase Amount necessary to purchase all validly tendered Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than any series of Non-Covered Notes that has or have not also been accepted as contemplated by this clause (3), is equal to, or less than, the Maximum Purchase Amount, accept all validly tendered Notes of all such series having a lower Acceptance Priority Level, until there is no series of Notes with a higher or lower Acceptance Priority Level to be considered for purchase for which the conditions set forth above are met.

It is possible that a series of Notes with a particular Acceptance Priority Level will fail to meet the conditions set forth above and therefore will not be accepted for purchase even if a series with a higher or lower Acceptance Priority Level is accepted for purchase.

For purposes of determining whether the Maximum Purchase Condition is satisfied, the Company will assume that all Notes tendered pursuant to the Guaranteed Delivery Procedures will be duly delivered at or prior to the Guaranteed Delivery Date and the Company will not subsequently adjust the acceptance of the Notes in accordance with the Acceptance Priority Levels if any such Notes are not so delivered. The Company reserves the right, subject to applicable law, to waive the Maximum Purchase Condition with respect to any Offer.

The Offers are subject to the satisfaction of these and certain other conditions as described in the Offer to Purchase. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Notes of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase).

The Company has retained J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC to act as lead dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to J.P. Morgan Securities LLC at +1 (866) 834-4666 (toll-free) or +1 (212) 834-3046 (collect), RBC Capital Markets, LLC at +1 (877) 381-2099 (toll-free) or +1 (212) 618-7843 (collect) or Wells Fargo Securities, LLC at +1 (866) 309-6316 (toll-free) or +1 (704) 410-4235 (collect).

Global Bondholder Services Corporation is acting as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation in New York by telephone at +1 (212) 430-3774 (for banks and brokers only) or +1 (855) 654-2015 (for all others toll-free), or by email at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/telus/.

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in DTC will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities, and is not an offer to sell or the solicitation of an offer to buy any securities, of the Company or any of its subsidiaries. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this news release, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Forward-looking Statements

This news release contains statements about future events, including statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and Settlement Date thereof; and the satisfaction or waiver of certain conditions of the Offers. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. There is significant risk that the forward-looking statements will not prove to be accurate. Forward-looking statements are provided herein for the purpose of giving information about the proposed Offers. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including the Maximum Purchase Condition and the Financing Condition. Accordingly, there can be no assurance that repurchases of Notes under the Offers will occur at all or at the expected time indicated in this news release. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2024 annual management’s discussion and analysis and in our first quarter 2025 management’s discussion and analysis and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law or the Tender Offer Documents, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing more than 150 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations
Robert Mitchell
ir@telus.com

Media Relations
Steve Beisswanger

Steve.Beisswanger@telus.com

5